Exhibit 99.1
Consolidated Financial
Statements

	Three months ended September 30			Nine months ended September 30
CONSOLIDATED EARNINGS	2005	2005	2004	2005	2005	2004

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Sales	1,086	1,261	1,335	3,279	3,807	3,906
Operating expenses
Cost of sales	971	1,127	1,104	2,830	3,286	3,340
Selling, general and administrative	66	77	73	170	198	220
Amortization	79	92	92	239	277	277
Closure and restructuring costs (NOTE 5)	13	15	—	27	31	8

	1,129	1,311	1,269	3,266	3,792	3,845

Operating profit (loss)	(43)	(50)	66	13	15	61
Financing expenses	36	41	33	98	114	113
Amortization of deferred gain	(2)	(2)	(2)	(3)	(4)	(4)

Earnings (loss) before income taxes	(77)	(89)	35	(82)	(95)	(48)
Income tax expense (recovery)	(32)	(37)	6	(48)	(55)	(32)

Net earnings (loss)	(45)	(52)	29	(34)	(40)	(16)

Per common share (in dollars)(NOTE 6)
Net earnings (loss)
Basic	(0.20)	(0.23)	0.13	(0.16)	(0.18)	(0.07)
Diluted	(0.20)	(0.23)	0.13	(0.16)	(0.18)	(0.07)
Weighted average number of common shares outstanding (millions)
Basic	229.8	229.8	229.0	229.6	229.6	228.6
Diluted	229.8	229.8	230.7	229.6	229.6	228.6

	Three months ended September 30			Nine months ended September 30
CONSOLIDATED RETAINED EARNINGS	2005	2005	2004	2005	2005	2004

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Retained earnings at beginning of period — as reported	340	395	436	355	412	512
Cumulative effect of change in accounting policy	—	—	—	—	—	(3)

Retained earnings at beginning of period — as restated	340	395	436	355	412	509
Net earnings (loss)	(45)	(52)	29	(35)	(40)	(16)
Dividends on common shares	(11)	(13)	(13)	(35)	(41)	(40)
Dividends on preferred shares	—	—	—	(1)	(1)	(1)

Retained earnings at end of period	284	330	452	284	330	452

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	September 30	September 30	December 31
CONSOLIDATED BALANCE SHEETS As at	2005	2005	2004

(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)
	US$	$	$
	(NOTE 3)
Assets
Current assets
Cash and cash equivalents	34	40	52
Receivables	247	287	233
Inventories	627	728	723
Prepaid expenses	17	20	12
Income and other taxes receivable	15	17	17
Future income taxes	63	73	87

	1,003	1,165	1,124
Property, plant and equipment	3,411	3,961	4,215
Goodwill	72	83	84
Other assets	267	310	265

	4,753	5,519	5,688

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	27	31	22
Trade and other payables	527	612	654
Income and other taxes payable	23	27	32
Long-term debt due within one year	2	2	8

	579	672	716
Long-term debt	1,782	2,069	2,026
Future income taxes	438	509	557
Other liabilities and deferred credits	274	318	343

Shareholders’ equity
Preferred shares	31	36	39
Common shares	1,535	1,782	1,775
Contributed surplus	11	13	10
Retained earnings	284	330	412
Accumulated foreign currency translation adjustments (NOTE 9)	(181)	(210)	(190)

	1,680	1,951	2,046

	4,753	5,519	5,688

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended September 30			Nine months ended September 30
CONSOLIDATED CASH FLOWS	2005	2005	2004	2005	2005	2004

(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Operating activities
Net earnings (loss)	(45)	(52)	29	(34)	(40)	(16)
Non-cash items:
Amortization and write-down of property, plant and equipment (NOTE 5)	85	99	92	246	286	277
Future income taxes	(42)	(49)	1	(65)	(75)	(42)
Amortization of deferred gain	(2)	(2)	(2)	(3)	(4)	(4)
Closure and restructuring costs, excluding write-down of property, plant and equipment (NOTE 5)	7	8	—	19	22	8
Other	8	9	(8)	2	2	(11)

	11	13	112	165	191	212

Changes in working capital and other items
Receivables	(35)	(40)	(4)	(62)	(72)	(103)
Inventories	41	48	(49)	(18)	(21)	(35)
Prepaid expenses	2	2	5	(7)	(8)	(4)
Trade and other payables	(9)	(11)	18	(24)	(28)	(8)
Income and other taxes	10	12	7	9	11	13
Early settlement of interest rate swap contracts (NOTE 8)	—	—	—	—	—	20
Other	(5)	(6)	(8)	(20)	(23)	(3)
Payments of closure and restructuring costs	(5)	(6)	(2)	(29)	(34)	(6)

	(1)	(1)	(33)	(151)	(175)	(126)

Cash flows provided from operating activities	10	12	79	14	16	86

Investing activities
Additions to property, plant and equipment	(29)	(34)	(45)	(98)	(114)	(140)
Proceeds from disposals of property, plant and equipment	—	—	7	12	14	11
Business acquisitions (NOTE 4)	—	—	(10)	—	—	(18)
Other	2	3	—	—	—	—

Cash flows used for investing activities	(27)	(31)	(48)	(86)	(100)	(147)

Financing activities
Dividend payments	(12)	(14)	(14)	(36)	(42)	(42)
Change in bank indebtedness	2	3	—	10	11	8
Change in revolving bank credit, net of expenses	(259)	(301)	(34)	(96)	(111)	100
Issuance of long-term debt, net of expenses	415	482	—	415	482	1
Repayment of long-term debt	(152)	(177)	(2)	(230)	(267)	(6)
Premium on redemption of long-term debt (NOTE 7)	(6)	(7)	—	(6)	(7)	—
Common shares issued, net of expenses	2	2	2	5	6	15
Redemptions of preferred shares	—	—	—	(2)	(2)	(2)

Cash flows provided from (used for) financing activities	(10)	(12)	(48)	60	70	74

Net increase (decrease) in cash and cash equivalents	(27)	(31)	(17)	(12)	(14)	13
Translation adjustments related to cash and cash equivalents	1	1	2	1	2	1
Cash and cash equivalents at beginning of period	60	70	77	45	52	48

Cash and cash equivalents at end of period	34	40	62	34	40	62

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 1.

BASIS OF PRESENTATION
In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at September 30, 2005 and December 31, 2004, as well as its results of operations and its cash flows for the three months and nine months ended September 30, 2005 and 2004.
     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.
     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.
NOTE 2.

ACCOUNTING CHANGE
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The application of this guideline does not have an impact on Domtar’s unaudited interim consolidated financial statements under Canadian GAAP.
NOTE 3.

UNITED STATES DOLLAR AMOUNTS
The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2005 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2005 month-end rate of CAN$1.00 = US$0.8613. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 4.

BUSINESS ACQUISITIONS
On August 27, 2004, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the assets of AIM Corrugated Container Corp., a corrugated products plant in Lancaster, New York. The Corporation’s proportionate share of the aggregate purchase price, subject to certain adjustments, is approximately $11 million (US$8 million).
     On April 2, 2004, Norampac acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut. The Corporation’s proportionate share of the consideration is approximately $8 million (US$6 million) excluding fees related to the transaction.
NOTE 5.

CLOSURE AND RESTRUCTURING COSTS
In 2004, Domtar’s management committed to workforce reduction and restructuring plans throughout the Corporation in Canada and the United States. In addition to the reconciling items in the table below, for the three months and nine months ended September 30, 2005, training costs of $1 million and $3 million, respectively, and other closure related costs of nil and $6 million, respectively, were incurred.
     In 2005, Norampac decided to close two corrugated products plants, resulting in a write-down of property, plant and equipment for the three months and nine months ended September 30, 2005, of $7 million and $9 million, respectively, representing the Corporation’s proportionate share.
     The following table provides a reconciliation of all closure and restructuring cost provisions:

	September 30	September 30	December 31
	2005	2005	2004

		(Unaudited)
	US$	$	$
	(NOTE 3)
Balance at beginning of period	33	38	13
Severance payments	(22)	(25)	(12)
Reversal of provision	(1)	(1)	(10)
Proceeds on disposition	—	—	1
Additions
Labor costs	12	14	45
Dismantling costs	—	—	1

Balance at end of period	22	26	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 6.

EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30			Nine months ended September 30
	2005	2005	2004	2005	2005	2004

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Net earnings (loss)	(45)	(52)	29	(34)	(40)	(16)
Dividend requirements of preferred shares	—	—	—	1	1	1

Net earnings (loss) applicable to common shares	(45)	(52)	29	(35)	(41)	(17)
Weighted average number of common shares outstanding (millions)	229.8	229.8	229.0	229.6	229.6	228.6
Effect of dilutive stock options (millions)	—	—	1.7	—	—	—

Weighted average number of diluted common shares outstanding (millions)	229.8	229.8	230.7	229.6	229.6	228.6

Basic earnings (loss) per share (in dollars)	(0.20)	(0.23)	0.13	(0.16)	(0.18)	(0.07)
Diluted earnings (loss) per share (in dollars)	(0.20)	(0.23)	0.13	(0.16)	(0.18)	(0.07)

The following table provides the securities that could potentially dilute basic earnings (loss) per share in the future but were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	September 30	September 30
	2005	2004

Number of shares
Options	5,050,990	5,456,904
Bonus shares	143,325	227,118
Rights	84,500	93,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 7.

LONG-TERM DEBT
On August 5, 2005, the Corporation issued $487 million (US$400 million) 7.125% notes due in 2015 at an issue price of $482 million (US$396 million). The gross proceeds from the sale of the notes was used to redeem the 8.75% notes due in August 2006 for an amount of approximately $176 million (US$150 million) and to repay a substantial portion of the unsecured revolving credit facility.
     Issuance expenses for the new notes of $5 million (US$4 million) were deferred and will be amortized over the duration of the notes.
     The Corporation recorded under “Financing expenses” an amount of $7 million (US$6 million) for a call premium paid to redeem the 8.75% notes.
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with Domtar’s credit rating, or on the Canadian or U.S. prime rate. This new credit facility also requires commitment fees that vary with Domtar’s credit rating.
NOTE 8.

INTEREST RATE RISK
     In the first quarter of 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 9.

ACCUMULATED FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS

	September 30	September 30	December 31
	2005	2005	2004

		(Unaudited)
	US$	$	$
	(NOTE 3)
Balance at beginning of period	(164)	(190)	(145)
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	(64)	(74)	(141)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	57	66	117
Future income taxes thereon	(10)	(12)	(21)

Balance at end of period	(181)	(210)	(190)

NOTE 10.

DEFINED BENEFIT PLANS AND
OTHER EMPLOYEE FUTURE BENEFIT PLANS

	Three months ended September 30			Nine months ended September 30
	2005	2005	2004	2005	2005	2004

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Net periodic benefit cost for defined benefit plans	9	11	11	27	31	33
Net periodic benefit cost for other employee future benefit plans	3	3	3	8	9	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 11.

SEGMENTED DISCLOSURES
Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:
•	PAPERS — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	PAPER MERCHANTS — involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	WOOD — comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	PACKAGING — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.
Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 11. SEGMENTED DISCLOSURES (CONTINUED)

	Three months ended September 30			Nine months ended September 30
SEGMENTED DATA	2005	2005	2004	2005	2005	2004

		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Sales
Papers	666	774	810	1,988	2,308	2,434
Paper Merchants	237	275	274	684	794	805
Wood	137	159	186	469	545	520
Packaging	139	161	171	423	491	480

Total for reportable segments	1,179	1,369	1,441	3,564	4,138	4,239
Intersegment sales — Papers	(64)	(74)	(75)	(191)	(222)	(228)
Intersegment sales — Wood	(27)	(32)	(29)	(90)	(104)	(99)
Intersegment sales — Packaging	(2)	(2)	(2)	(4)	(5)	(6)

Consolidated sales	1,086	1,261	1,335	3,279	3,807	3,906

Amortization and write-down of property, plant and equipment
Papers	61	71	69	183	212	211
Paper Merchants	—	—	1	2	2	2
Wood	9	11	11	28	33	34
Packaging	13	15	9	29	34	25

Total for reportable segments	83	97	90	242	281	272
Corporate	2	2	2	4	5	5

Consolidated amortization and write-down of property, plant and equipment	85	99	92	246	286	277

Operating profit (loss)
Papers	(31)	(36)	37	(24)	(28)	4
Paper Merchants	3	4	5	11	13	16
Wood	(10)	(12)	6	4	5	(1)
Packaging	(8)	(10)	15	12	14	34

Total for reportable segments	(46)	(54)	63	3	4	53
Corporate	3	4	3	10	11	8

Consolidated operating profit (loss)	(43)	(50)	66	13	15	61

NOTE 12.

SUBSEQUENT EVENT
On October 11, 2005, Norampac acquired the assets related to three Canadian corrugated products converting plants from SPB Canada Inc. The Corporation’s proportionate share of the consideration given is approximately $39 million. The purchase price allocation has not yet been finalized by Norampac.